Exhibit (h)(3)

Schedule A

MASTER INVESTMENT PORTFOLIO

Administration Fee Waiver Agreement

Master Investment Portfolio does not pay an administration fee on behalf of CoreAlpha Bond Master Portfolio.

Dated: February 14, 2011

[Schedule A to Master Investment Portfolio Administration Fee Waiver Agreement]